May 10, 2006

Via Facsimile ((212) 715-8280) and U.S. Mail

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY  10036

Re:	Vishay Intertechnology, Inc.
	Schedule TO-I/A filed May 9, 2006
	SEC File No. 005-18135

Dear Mr. Dienstag:

      We have reviewed your filing and have the following comment.

Company Notice

Description of the Option

Conditions to the Option, page 8
1. Refer to our prior comment 2. Your disclosure indicates that you expect to fund a possible $138 million payment, with respect to all outstanding LYONs, with cash on hand. The disclosure also states that "depending on the number of LYONs required to be purchased," you may use borrowings under your existing credit facility. Given this apparent contradiction and your response to our comment, please provide the information required by Item 1007(d) of Regulation M-A.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE